                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                   Reinsurance Group of America, Incorporated
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   759351 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Dorothy L. Murray
                       Metropolitan Life Insurance Company
                              4100 Boy Scout Blvd.
                                 Tampa, FL 33607
                                 (813) 801-2063
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    Copies of all notices should be sent to:

                           Jonathan L. Freedman, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                             New York, NY 10019-6092
                                 (212) 259-8000

                                 January 6, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                                                   ------------------------------------------
CUSIP No. 759351 10 9                                                                       Page     2        of    20     Pages
          -----------                                                                               -----          ------
----------------------                                                                   ------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Metropolitan Life Insurance Company
                13-5581829
-----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (a) [ ]
                                                                                                                            (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

              WC, OO

-----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

-----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        4,784,689*
       OWNED BY
        EACH          -------------------------------------------------------------------------------------------------------------
      REPORTING             8       SHARED VOTING POWER
        PERSON
         WITH                           24,131,250*

                      -------------------------------------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         4,784,689*

                      -------------------------------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939*

-----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                57.9%*

-----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                IC

-----------------------------------------------------------------------------------------------------------------------------------

*      See Items 3 and 5 below.

                                  SCHEDULE 13D

----------------------                                                                   ------------------------------------------
CUSIP No. 759351 10 9                                                                        Page     3        of    20     Pages
          -----------                                                                               -----          ------
----------------------                                                                   ------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                GenAmerica Corporation
                43-1779470
-----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (a) [ ]

                                                                                                                            (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

             Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


-----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     0
       OWNED BY
         EACH         -------------------------------------------------------------------------------------------------------------
      REPORTING             8      SHARED VOTING POWER
        PERSON
         WITH                         24,131,250*

                      -------------------------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                      0

                      -------------------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                      24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.3%*

-----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

              HC, CO

-----------------------------------------------------------------------------------------------------------------------------------

*      See Items 3 and 5 below.

                                  SCHEDULE 13D

----------------------                                                                   ------------------------------------------
CUSIP No. 759351 10 9                                                                       Page     4        of    20     Pages
          -----------                                                                               -----          ------
----------------------                                                                   ------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General American Life Insurance Company
                43-0285930

-----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (a) [ ]

                                                                                                                            (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

             Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


-----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     0
       OWNED BY
         EACH         -------------------------------------------------------------------------------------------------------------
      REPORTING             8      SHARED VOTING POWER
        PERSON
         WITH                         24,131,250*

                      -------------------------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                      0
                      -------------------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                      24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.3%*

-----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

              IC

-----------------------------------------------------------------------------------------------------------------------------------

*      See Items 3 and 5 below.

                                  SCHEDULE 13D

----------------------                                                                   ------------------------------------------
CUSIP No. 759351 10 9                                                                        Page     5        of    20     Pages
          -----------                                                                               -----          ------
----------------------                                                                   ------------------------------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Equity Intermediary Company
                43-1727895

-----------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (a) [ ]

                                                                                                                            (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY                                                                                                         [ ]


-----------------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

               Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


-----------------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-----------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      0
       OWNED BY       -------------------------------------------------------------------------------------------------------------
         EACH               8      SHARED VOTING POWER
      REPORTING
        PERSON                         24,131,250*
         WITH
                      -------------------------------------------------------------------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                       0

                      -------------------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                       24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*

-----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.3%*

-----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

              HC, CO

-----------------------------------------------------------------------------------------------------------------------------------

*      See Items 3 and 5 below.

                 This Statement relates to the common stock, par value of $.01 per share (the "Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"). This Statement amends the Schedule 13D Statement of Metropolitan Life Insurance Company in respect of RGA dated December 1, 1999 by amending and restating Items 2 through 7 in their entirety, as follows:

Item 2.          Identity and Background.

                 (a) through (c) and (f). This Statement is filed on behalf of
(i) Metropolitan Life Insurance Company ("MetLife"), (ii) GenAmerica Corporation, a wholly owned subsidiary of MetLife ("GenAmerica"), (iii) General American Life Insurance Company, a wholly owned subsidiary of GenAmerica ("GALIC"), and (iv) Equity Intermediary Company, a wholly owned subsidiary of GALIC ("EIM") (MetLife, GenAmerica, GALIC and EIM are referred to herein collectively as the "Filing Parties"). MetLife, a New York life insurance company, has its principal office and business at One Madison Avenue, New York, New York 10010. MetLife is not controlled by any person or persons. GenAmerica and EIM are holding companies and GALIC is an insurance company. GenAmerica, GALIC and EIM are each Missouri corporations with the address of their principal offices and businesses at 700 Market Street, St. Louis, Missouri 63101.

                 Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

                 (d) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.         Source and Amount of Funds or other Consideration.

                 On November 23, 1999, using $125,000,000.13 of working capital, MetLife purchased 4,784,689 Shares (the "Direct Shares") pursuant to a Stock Purchase Agreement, dated as of November 23, 1999 (the "RGA Agreement"), by and between RGA and MetLife, as described in Item 6 below.

                 On January 6, 2000, MetLife indirectly acquired an additional 24,131,250 Shares (the "Indirect Shares"). Pursuant to the Stock Purchase Agreement, dated as of August 26, 1999, as amended by the Amendment to Stock Purchase Agreement dated as of



                               Page 6 of 20 Pages

September 16, 1999 and the Second Amendment to Stock Purchase Agreement dated as of January 6, 2000 (as so amended, the "General American Agreement"), by and between General American Mutual Holding Company, a Missouri mutual insurance holding company ("General American"), and MetLife, MetLife purchased from General American all of the issued and outstanding shares of capital stock of GenAmerica for a purchase price of approximately $1.2 billion. As described in
Item 2 above, GenAmerica is an indirect parent of EIM, which owns all of the Indirect Shares.

         MetLife used approximately $300 million of working capital to finance the purchase of the stock of GenAmerica. The remainder of the purchase price, approximately $900 million, was financed by MetLife from the issuance by one of its subsidiaries, MetLife Funding, Inc. ("MetLife Funding"), of short-term debt in the form of commercial paper, pursuant to customary commercial paper dealer arrangements with Deutsche Bank Securities Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, CS First Boston Corporation and Goldman, Sachs & Co. The commercial paper has a weighted-average maturity of 70 days and bears a weighted-average interest rate of 6.06%. Upon maturity of the commercial paper, MetLife Funding may refinance the obligations then due with proceeds arising from one or more issuances of commercial paper of short duration that mature at or around the estimated time of completion of the proposed initial public offering of MetLife, Inc.

              The descriptions of the RGA Agreement, the General American Agreement, the commercial paper dealer arrangements and the transactions contemplated thereby set forth in this Statement are qualified in their entirety by reference to the RGA Agreement included as Exhibit 1 to this Statement, the General American Agreement included as Exhibits 2, 2A and 2B to this Statement, and the commercial paper dealer agreements included as Exhibits 5, 6 and 7 to this Statement, with each such Exhibit being incorporated herein by reference.

Item 4.       Purpose of Transaction.

              MetLife purchased the Direct Shares in order to provide RGA with an equity infusion for general corporate purposes. MetLife acquired the Indirect Shares as a result of its purchase of GenAmerica pursuant to the General American Agreement.

              From time to time, as market conditions warrant, the Filing Parties may acquire additional securities or dispose of securities of RGA. The Filing Parties currently plan to add three people associated with MetLife to the board of directors of RGA, at least one of whom would fill a vacancy. The persons currently being considered to be added to the board of directors of RGA are Terence I. Lennon, an Executive-Vice President of MetLife, John H. Tweedie, a Senior Executive Vice-President of MetLife, and Judy E. Weiss, Executive Vice-President and Chief Actuary of MetLife. The Filing Parties are also considering whether to make changes in the present management of RGA. Except as set forth herein or as contemplated by the RGA Agreement or the General American Agreement, the Filing Parties have no present plans or proposals which relate to or would result in any of the following:



                               Page 7 of 20 Pages

              (a) The acquisition of additional securities or the disposition of securities of RGA;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RGA or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of RGA or of any of its subsidiaries;

              (d) Any change in the present board of directors or management of RGA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

              (e) Any material change in the present capitalization or dividend policy of RGA;

              (f) Any other material change in RGA's business or corporate structure;

              (g) Changes in RGA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of RGA by any person;

              (h) Causing a class of securities of RGA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of RGA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (j) Any action similar to any of those enumerated above.

              The Filing Parties may at any time hereafter reconsider and change their plans or proposals, or formulate new plans or proposals, relating to the foregoing. Bernard A. Edison, H Edwin Trusheim and William P. Stiritz, directors of GenAmerica and GALIC, and Richard A. Liddy, Chairman, President and Chief Executive Officer of GenAmerica and GALIC, are directors of RGA. In addition, A. Greig Woodring, Executive Vice President - Reinsurance of GALIC is a director and the President and Chief Executive Officer of RGA. In their capacities as directors or officers of RGA they will participate in the consideration of matters relating to RGA and its business.

Item 5.       Interest in Securities of the Issuer.

              (a) and (b). As of January 6, 2000, MetLife beneficially owned 28,915,939 Shares, or approximately 57.9 percent of the outstanding Shares. Of such Shares, MetLife has sole voting and dispositive power with respect to 4,784,689 Shares and shares voting and dispositive power with GenAmerica, GALIC and EIM with respect to 24,131,250



                              Page 8 of 20 Pages

Shares. As of January 6, 2000, GenAmerica, GALIC and EIM beneficially owned 24,131,250 Shares, or approximately 48.3 percent of the outstanding Shares. With respect to such Shares, GenAmerica, GALIC and EIM share voting and dispositive power with MetLife and each other. See also Item 2 above.

              The following information in this paragraph is to the best knowledge of the Filing Parties. As of January 6, 2000, August A. Busch III, a director of GenAmerica and GALIC, beneficially owned 2,550 Shares and had sole voting and dispositive power with respect to such Shares. As of January 6, 2000, William E. Cornelius, a director of GenAmerica and GALIC, beneficially owned 1,113 Shares and had sole voting and dispositive power with respect to such Shares. As of January 6, 2000, Bernard A. Edison, a director of GenAmerica and GALIC, may be deemed to have beneficially owned 27,390 Shares, of which (i) 15,750 Shares were owned directly by Mr. Edison (Mr. Edison had sole voting and dispositive power with respect to such Shares), (ii) 5,820 Shares were owned by Marilyn Edison, his spouse (Mr. Edison did not have voting or dispositive power with respect to such Shares and disclaimed beneficial ownership of such Shares),
(iii) 2,910 Shares were held in a trust for David Edison, Mr. Edison's child, of which Mr. Edison was co-trustee (Mr. Edison shared voting and dispositive power with respect to such Shares with David Edison, a co-trustee of the trust, and disclaimed beneficial ownership of such Shares), and (iv) 2,910 Shares were owned by a partnership in which Mr. Edison held an ownership interest (Mr. Edison had sole voting and dispositive power with respect to such Shares and disclaimed beneficial ownership of such Shares except to the extent of his pecuniary interest therein). As of January 6, 2000, Craig D. Schnuck, a director of GenAmerica and GALIC, beneficially owned 2,000 Shares and had sole voting and dispositive power with respect to such Shares. As of January 6, 2000, William P. Stiritz, a director of GenAmerica and GALIC, may be deemed to have been the beneficial owner of 403,690 Shares, of which (i) 266,200 Shares were owned directly by Mr. Stiritz, (ii) 67,500 Shares were owned by Susan Stiritz, Mr. Stiritz's spouse, (iii) 24,175 Shares were owned by Nicholas P. Stiritz, Mr. Stiritz's child, (iv) 27,500 Shares were owned by Rebecca Daly, Mr. Stiritz's child, (v) 10,875 Shares were owned by Charlotte Nagy, Mr. Stiritz's child and
(vi) 7,440 Shares were owned by Mary Stiritz, Mr. Stiritz's former spouse; Mr. Stiritz disclaimed beneficial ownership of all the aforementioned Shares other than the 266,200 Shares owned by him directly. As of January 6, 2000, Andrew C. Taylor, a director of GenAmerica and GALIC, beneficially owned 2,250 Shares and shared voting and dispositive power with respect to such Shares with Barbara B. Taylor. As of January 6, 2000, H Edwin Trusheim, a director of GenAmerica and GALIC, beneficially owned 6,750 Shares and had sole voting and dispositive power with respect to such Shares. As of January 6, 2000, Robert L. Virgil, a director of GenAmerica and GALIC, beneficially owned 225 Shares which were owned by Geraldine J. Virgil, his spouse, and shared voting and dispositive power with respect to such Shares with her. As of January 6, 2000, John W. Barber, Vice President and Controller of GenAmerica and GALIC, and Chairman and President of EIM, may be deemed to have been the beneficial owner of 900 Shares held by Mary
L. Barber, his spouse, as trustee of a trust; Mr. Barber did not have voting or dispositive power with respect to such Shares and disclaimed beneficial ownership of such Shares. As of January 6, 2000, Bernard H Wolzenski, Executive Vice President - Individual of GenAmerica and GALIC, beneficially owned 2,725 Shares, of which (i)



                               Page 9 of 20 Pages

1,125 Shares were owned by Mr. Wolzenski and Jeanne A. Wolzenski, his spouse (Mr. Wolzenski shared voting and dispositive power with Jeanne A. Wolzenski with respect to such Shares) and (ii) 1,600 Shares were held by Jeanne A. Wolzenski as trustee of a trust. As of January 6, 2000, A. Greig Woodring, Executive Vice President - Reinsurance of GALIC and a director and the President and Chief Executive Officer of RGA, beneficially owned 160,781 Shares and had sole voting and dispositive power with respect to such Shares. In addition, the proxy statement of RGA, dated July 23, 1999, stated that, as of May 31, 1999, Richard
A. Liddy, Chairman, President and Chief Executive Officer of GenAmerica and GALIC, beneficially owned 96,750 shares of Voting Common Stock of RGA and 5,500 shares of Non-Voting Common Stock of RGA (at such time RGA had both Voting and Non-Voting Common Stock), which included 22,500 shares of Voting Common Stock of RGA and 5,550 shares of Non-Voting Common Stock of RGA held in a joint account with Mr. Liddy's spouse, an account over which he had shared voting and investment power. Some of the Shares described in this paragraph may be in the form of stock options exercisable within 60 days or restricted stock. None of the Share ownership described in this paragraph represents beneficial ownership by any individual of more than 1% of the outstanding Shares.

              The percentage amounts set forth in this Item 5 are based upon the number of Shares issued and outstanding as of October 29, 1999, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, plus an amount equal to the Direct Shares and assumes (as represented by RGA in the RGA Agreement) that the source of the Direct Shares were treasury Shares or authorized and unissued Shares.

              (c) In the 60 days prior to the date of filing of this Statement, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the Shares, except as disclosed in this Statement.

              (d) No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Direct Shares or the Indirect Shares.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Pursuant to the RGA Agreement, MetLife purchased the Direct Shares from RGA for a purchase price of $26.125 per share, or $125,000,000.13 in the aggregate (less $50,000 for MetLife's legal fees which RGA agreed to pay). RGA agreed to use such proceeds for general corporate purposes. In connection with the purchase and sale of such Shares under the RGA Agreement, RGA and MetLife executed and delivered a Registration Rights Agreement, dated as of November 23, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement requires RGA, following a request from MetLife, to register the offer and sale of all or any part of the Direct Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Rights


                              Page 10 of 20 Pages

Agreement also permits MetLife to include all or any part of the Direct Shares in certain other proposed registrations by RGA of its Shares under the Securities Act.

                  Additional registration rights relating to Indirect Shares are set forth in the Registration Rights Agreement, dated as of April 15, 1993 (the "1993 Registration Rights Agreement"), between RGA and GALIC. The 1993 Registration Rights Agreement requires RGA, following a request, to register the offer and sale of Indirect Shares under the Securities Act, and permits the inclusion of Indirect Shares in certain other proposed registrations by RGA of its Shares under the Securities Act.

                  The descriptions of the Registration Rights Agreement and the 1993 Registration Rights Agreement set forth in this Statement are qualified in their entirety by reference to such agreements, included as Exhibits 3 and 4, respectively, to this Statement, each of which is incorporated herein in its entirety by reference.

                  See also Item 3 above.

Item 7.       Materials to be Filed as Exhibits.

                   Exhibit No.             Description
                   -----------             -----------
                       1                   RGA Agreement.*

                       2                   Stock Purchase Agreement, dated as of
                                           August 26, 1999, by and between
                                           General American and MetLife.*

                       2A                  Amendment to Stock Purchase
                                           Agreement, dated as of September 16,
                                           1999, by and between General
                                           American and MetLife.

                       2B                  Second Amendment to Stock Purchase
                                           Agreement, dated as of January 6,
                                           2000, by and between General American
                                           and MetLife.

                       3                   Registration Rights Agreement.*

                       4                   1993 Registration Rights Agreement,
                                           filed as an exhibit to Amendment No.
                                           1 to RGA's Registration Statement on
                                           Form S-1 (No. 33-58960), is incorporated
                                           herein by reference.

                       5                   Commercial Paper Dealer Agreement, dated
                                           as of November 24, 1999, between MetLife
                                           Funding and Deutsche Bank Securities Inc.

--------------------------
*        Previously filed.


                              Page 11 of 20 Pages

               6 Commercial Paper Dealer Agreement, dated as of September 24, 1999, between MetLife Funding and Chase Securities Inc.

               7 3(a)(3) Commercial Paper Agreement dated May 13, 1996 between MetLife Funding and CS First Boston Corporation.

               8 Joint Filing Agreement, dated January 14, 2000, among the Filing Parties.



                              Page 12 of 20 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 14, 2000

                              METROPOLITAN LIFE INSURANCE COMPANY

                              By:     /s/ Dorothy L. Murray
                                   -------------------------------------------
                                   Name:     Dorothy L. Murray
                                   Title:    Asst. VP

                              GENAMERICA CORPORATION

                              By:     /s/ Robert J. Banstetter
                                   -------------------------------------------
                                   Name:     Robert J. Banstetter
                                   Title:    Vice President, General Counsel
                                             and Secretary

                              GENERAL AMERICAN LIFE INSURANCE COMPANY

                              By:     /s/ Robert J. Banstetter
                                   -------------------------------------------
                                   Name:     Robert J. Banstetter
                                   Title:    Vice President, General Counsel
                                             and Secretary

                              EQUITY INTERMEDIARY COMPANY

                              By:     /s/ Matthew P. McCauley
                                   -------------------------------------------
                                   Name:     Matthew P. McCauley
                                   Title:    Director, Vice President,
                                             General Counsel and Secretary



                              Page 13 of 20 Pages

                        INCUMBENCY CERTIFICATE OF METLIFE

              I, Thomas C. Hoi, an Assistant Secretary of MetLife, do hereby certify that the following is a full, true and correct copy of Section 4.1 of the By-Laws of MetLife:

              "Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in the Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."

              I further certify that the following person is an officer of MetLife and that the signature set forth opposite such officer's name is the genuine signature of such officer:

Name                       Title                          Signature

Dorothy L. Murray          Assistant Vice-President       /s/ Dorothy L. Murray
                                                          ---------------------

              In witness whereof, I have hereunto set my hand and have caused to be affixed the corporate seal of MetLife this 14th day of January, 2000.

                                            /s/ Thomas C. Hoi
                                            -------------------------
                                            Thomas C. Hoi
                                            Assistant Secretary



                              Page 14 of 20 Pages

                                   SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

                  Set forth below is the name and present principal occupation or employment of each director and executive officer of MetLife. Except as set forth below, each present principal occupation set forth opposite an individual's name refers to MetLife. MetLife is a New York life insurance company. The principal business address of MetLife is One Madison Avenue, New York, New York 10010. Each person listed below is a citizen of the United States, except for Mr. Tweedie who is a citizen of the United Kingdom and Canada.

                                   Directors

Name and Business Address                               Present Principal Occupation or Employment
-------------------------                               ------------------------------------------
Curtis H. Barnette                                      Chairman and Chief Executive Officer, Bethlehem Steel
    Bethlehem Steel Corporation                         Corporation (steel manufacturing)
    1170 Eighth Avenue, Martin Tower 2118
    Bethlehem, Pennsylvania 18016

Robert H. Benmosche                                     Chairman of the Board, President and Chief Executive
                                                        Officer

Gerald Clark                                            Vice-Chairman of the Board and Chief Investment
                                                        Officer

Joan Ganz Cooney                                        Chairman, Executive Committee, Children's Television
    Children's Television Workshop                      Workshop (broadcasting)
    One Lincoln Plaza
    New York, New York 10023

Burton A. Dole, Jr.                                     Retired Chairman, President and Chief Executive
    Puritan Bennett                                     Officer, Puritan Bennett (medical device
    P.O. Box 208                                        manufacturing)
    Pauma Valley, California 92061

James R. Houghton                                       Chairman of the Board Emeritus, Corning Incorporated
    Corning Incorporated                                (ceramics manufacturing)
    80 East Market Street, 2nd Floor
    Corning, New York 14830

Harry P. Kamen                                          Retired Chairman of the Board and Chief Executive
    Metropolitan Life Insurance Company                 Officer
    200 Park Avenue, Suite 5700
    New York, New York 10166



                              Page 15 of 20 Pages

Helene L. Kaplan                                        Of Counsel, Skadden, Arps, Slate, Meagher & Flom, LLP
    Skadden, Arps, Slate, Meagher &                     (law firm)
       Flom, LLP
    919 Third Avenue
    New York, New York 10022

Charles M. Leighton                                     Retired Chairman and Chief Executive Officer, CML
    CML Group, Inc.                                     Group, Inc. (exercise and leisure products)
    P.O. Box 247
    Bolton, Massachusetts 01740

Allen E. Murray                                         Retired Chairman of the Board and Chief Executive
    Mobil Corporation                                   Officer, Mobil Corporation (petroleum refining)
    375 Park Avenue, Suite 2901
    New York, New York 10152

Stewart G. Nagler                                       Vice-Chairman of the Board and Chief Financial Officer

John J. Phelan, Jr.                                     Retired Chairman and Chief Executive Officer, New
    New York Stock Exchange, Inc.                       York Stock Exchange, Inc. (securities trading
    P.O. Box 312                                        exchange)
    Mill Neck, New York 11765

Hugh B. Price                                           President and Chief Executive Officer, National Urban
    National Urban League, Inc.                         League, Inc. (charitable institution)
    120 Wall Street, 7th & 8th Floors
    New York, New York  10005

Robert G. Schwartz                                      Retired Chairman of the Board, President and Chief
    Metropolitan Life Insurance Company                 Executive Officer
    200 Park Avenue, Suite 5700
    New York, New York 10166

Ruth J. Simmons, Ph.D.                                  President, Smith College (educational institution)
    Smith College
    College Hall 20
    Northampton, Massachusetts 01063

William C. Steere, Jr.                                  Chairman of the Board and Chief Executive Officer,
    Pfizer Inc.                                         Pfizer Inc. (pharmaceutical manufacturing)
    235 East 42nd Street
    New York, New York 10017



                              Page 16 of 20 Pages

                              Executive Officers
                            (Who Are Not Directors)

Name                  Present Principal Occupation or Employment
----                  ------------------------------------------
Gary A. Beller        Senior Executive Vice-President and General Counsel

James M. Benson       President, Individual Business; Chairman, Chief Executive Officer and
                      President, New England Life Insurance Company

C. Robert Henrikson   President, Institutional Business

Catherine A. Rein     Senior Executive Vice-President; President and Chief Executive Officer,
                      Metropolitan Property and Casualty Insurance Company

William J. Toppeta    President, Client Services; Chief Administrative Officer

John H. Tweedie       Senior Executive Vice-President

Lisa M. Weber         Executive Vice-President, Human Resources

Judy E. Weiss         Executive Vice-President and Chief Actuary



                              Page 17 of 20 Pages

           DIRECTORS AND EXECUTIVE OFFICERS OF GENAMERICA AND GALIC

                  Set forth below is the name and present principal occupation or employment of each director and executive officer of GenAmerica and GALIC. GenAmerica is a holding company and GALIC is an insurance company. The principal business address of each of GenAmerica and GALIC is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                    Directors of Both GenAmerica and GALIC

Name and Business Address                               Present Principal Occupation or Employment
-------------------------                               ------------------------------------------
August A. Busch III                                     Chairman and President, Anheuser-Busch Companies,
    Anheuser-Busch Companies, Inc.                      Inc. (brewing, aluminum beverage container
    One Busch Place                                     manufacturing and operating theme parks)
    St. Louis, Missouri 63118

William E. Cornelius                                    Retired Chairman and Chief Executive Officer, Union
    #2 Dunlora Lane                                     Electric Company (now Ameren Corporation) (electric
    St. Louis, Missouri 63131                           utility)

John C. Danforth                                        Partner, Bryan Cave LLP (law firm)
    Bryan Cave LLP
    One Metropolitan Square, Suite 3600
    St. Louis, Missouri 63102

Bernard A. Edison                                       Former President, Edison Brothers Stores, Inc.
    Edison Brothers Stores, Inc.                        (retail specialty stores)
    500 Washington Avenue, Suite 1234
    St. Louis, Missouri 63101

Richard A. Liddy                                        Chairman, President and Chief Executive Officer,
                                                        GenAmerica and GALIC

William E. Maritz                                       Chairman, Maritz Inc. (travel and communication
    Maritz Inc.                                         services and motivation, training and marketing
    1375 N. Highway Drive                               research)
    St. Louis, Missouri 63099

Craig D. Schnuck                                        Chairman and Chief Executive Officer, Schnuck
    Schnuck Markets, Inc.                               Markets, Inc. (retail grocery stores)
    11420 Lackland Road
    St. Louis, Missouri 63146

William P. Stiritz                                      Chairman, President and Chief Executive Officer,
    Agribrands International, Inc.                      Agribrands International, Inc. (production and
    9811 South Forty Drive                              marketing of animal feed and agricultural and
    St. Louis, Missouri 63124                           nutritional products)


                              Page 18 of 20 Pages

Andrew C. Taylor                                        Chief Executive Officer and President, Enterprise
    Enterprise Rent-A-Car                               Rent-A-Car (automobile leasing)
    600 Corporate Park Drive
    St. Louis, Missouri 63105

H Edwin Trusheim                                        Retired Chairman, GALIC
    GenAmerica Corporation
    700 Market Street
    St. Louis, Missouri 63101

Robert L. Virgil                                        General Principal, Edward Jones & Co. (securities
    Edward Jones & Co.                                  firm)
    12555 Manchester Road
    St. Louis, Missouri 63131

Virginia V. Weldon                                      Retired Senior Vice President for Public Policy,
    242 Carlyle Lake Drive                              Monsanto Company (life sciences)
    St. Louis, Missouri 63141

Ted C. Wetterau                                         President, Wetterau Associates, LLC (investment
    Wetterau Associates, LLC                            management)
    8112 Maryland Avenue, Suite 250A
    St. Louis, Missouri 63105

                 Executive Officers of GenAmerica and/or GALIC
                            (Who Are Not Directors)

Name                              Present Principal Occupation or Employment
----                              ------------------------------------------
Robert J. Banstetter              Vice President, General Counsel and Secretary, GenAmerica and GALIC

John W. Barber                    Vice President and Controller, GenAmerica and GALIC;  Chairman and
                                  President, EIM

Kevin C. Eichner                  Executive Vice President, GALIC

David L. Herzog                   Vice President - Administration and Chief Financial Officer, GenAmerica;
                                  Vice President - Administration, GALIC

E. Thomas Hughes                  Treasurer and Corporate Actuary, GenAmerica and GALIC

Bernard H Wolzenski               Executive Vice President - Individual, GenAmerica and GALIC

A. Greig Woodring                 Executive Vice President - Reinsurance, GALIC; President and Chief
                                  Executive Officer, RGA



                              Page 19 of 20 Pages

                    DIRECTORS AND EXECUTIVE OFFICERS OF EIM

                  Set forth below is the name and present principal occupation or employment of each director and executive officer of EIM. EIM is a holding company. GenAmerica Management Corporation provides administrative services to businesses in the GenAmerica family. The principal business address of EIM and GenAmerica Management Corporation is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States and is both a director and an executive officer of EIM.

                       Directors and Executive Officers

Name and Business Address              Present Principal Occupation or Employment
-------------------------              ------------------------------------------
John W. Barber                         Vice President and Controller, GenAmerica and GALIC;
                                       Chairman and President, EIM

Barry C. Cooper                        Vice President and Controller, GenAmerica Management
                                       Corporation; Treasurer, EIM

Matthew P. McCauley                    Vice President, Associate General Counsel and
                                       Assistant Secretary, GenAmerica and GALIC; Vice
                                       President, General Counsel and Secretary, EIM



                              Page 20 of 20 Pages

\


                                Exhibit Index
                                -------------

                  Exhibit No.             Description
                  -----------             -----------
                      1                   RGA Agreement.*

                      2                   Stock Purchase Agreement, dated as of
                                          August 26, 1999, by and between
                                          General American and MetLife*

                      2A                  Amendment to Stock Purchase Agreement,
                                          dated as of September 16, 1999, by and
                                          between General American and MetLife.

                      2B                  Second Amendment to Stock Purchase
                                          Agreement, dated as of January 6, 2000,
                                          by and between General American and MetLife.

                      3                   Registration Rights Agreement.*

                      4                   1993 Registration Rights Agreement, filed as
                                          an exhibit to Amendment No. 1 to RGA's
                                          Registration Statement on Form S-1
                                          (No. 33-58960), is incorporated herein
                                          by reference.

                      5                   Commercial Paper Dealer Agreement, dated
                                          as of November 24, 1999, between MetLife
                                          Funding and Deutsche Bank Securities Inc.

                      6                   Commercial Paper Dealer Agreement, dated as of
                                          September 24, 1999, between MetLife Funding
                                          and Chase Securities Inc.

                      7                   3(a)(3) Commercial Paper Agreement dated May
                                          13, 1996 between MetLife Funding and CS First
                                          Boston Corporation.

                      8                   Joint Filing Agreement, dated January 14, 2000,
                                          among the Filing Parties.

--------------------------
*        Previously filed.